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                     December 16, 2021

       Peter Lee
       President
       Merida Merger Corp. I
       641 Lexington Avenue, 18th Floor
       New York, NY 10022

                                                        Re: Merida Merger Corp.
I
                                                            Form 10-K/A for the
year ended December 31, 2020
                                                            File No. 001-39119

       Dear Mr. Lee:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Technology
       cc:                                              Jeffrey M. Gallant,
Esq.